FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2006

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date August 28, 2006

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

     NEWS FOR RELEASE:  August 15, 2006

NEWS RELEASE 06-20

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web:  www.tylerresources.com

TYLER ANNOUNCES SALE OF WEEDY LAKE PROPERTY INTEREST FOR

$1,000,000.00 CDN

Tyler Resources is pleased to announce that it has received and accepted an offer from Golden Band Resources Inc. to acquire the 50.1% interest in the Weedy Lake property in Saskatchewan currently held by Tyler Resources.

Total consideration for the sale of Tyler’s interest consists of $1,000,000.00 CDN, as well as a series of 500,000 common share purchase warrants, with each warrant exercisable for one common share in Golden Band Resources Inc. for a period of two years following the closing date at a price of $0.55 per warrant share. This will ensure that Tyler will be in a position to realize further value from this sale as Golden Band Resources pursues its objective of consolidating the La Ronge Gold belt properties and advancing exploration towards the development of its strategic portfolio of gold deposits in Saskatchewan.

The completion of the transaction is subject to the receipt of all necessary regulatory approvals and is expected to close within two weeks.

The disposition of this non-core asset of Tyler Resources is part of its continuing commitment to streamline the Company and focus on its active and ongoing exploration program for copper, gold, silver, zinc and molybdenum at its flagship Bahuerachi project located in Mexico.

“Jean Pierre Jutras”

Jean Pierre Jutras

President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

        NEWS FOR RELEASE: August 1, 2006

NEWS RELEASE 06-18

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web:  www.tylerresources.com

Tyler reports further mineralized intercepts at North Skarn target.

Tyler Resources Inc. is pleased to announce further mineralized intervals for its North Skarn target, including 5 meters at 1.81% copper and 4.2 g/t silver.

Analytical data for 4 core holes and 4 reverse circulation holes have been received from the initial drill testing of the North Skarn Zone, located approximately 3 kilometers north west of the Bahuerachi Main Zone porphyry system where an initial independent resource calculation is underway.

Assay results to date from drilling in the North Skarn shows the presence of wide spread but discontinuous anomalous to locally high grade copper mineralization with locally elevated zinc, silver, and gold values.  The results confirm the discovery of an extensive new mineralized area at the Bahuerachi project, and the presence of mineralized skarn highlights the possibility that a mineralized intrusive center may be discovered in this area with further work.

Results are presented in the following table and discussed below.  Updated geological sections for the drill holes as reported is posted with the news release on our website at www.tylerresources.com.  Drill hole collar locations are shown on the attached drill plan map.

Significant intervals for North Skarn target.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-82	33	38	5	1.81	trace	4.2	trace	trace	Skarn
and	111	125	14	0.24	-	0.5	-	-	Skarn
and	163	167	4	0.28	trace	1.8	1.77	0.002	Limestone, minor sulphides

BAH-84	154.5	171	16.5	trace	0.04	0.5	0.16	0.004	Skarn
	178.4	182.2	3.8	1.26	-	2.2	-	-	Skarn

RC-39	3.05	10.67	7.62	0.16	0.17	0.4	-	-	Skarn

RC-40	3.05	7.62	4.57	0.13	0.1	0.6	-	-	Skarn

All holes are interpreted to be testing true widths of mineralization.

Reverse circulation drill holes RC-37 and 38 as well as core holes BAH-87 and 89 locally encountered elevated metal values, however, these elevated values did not result in significant composite intervals.

One drill hole (Bah-92) remains outstanding for the North Skarn target at this time. Follow-up work on the North Skarn area going forward will focus on regional surface and alteration mapping in order to vector towards a possible intrusive source for the skarn alteration and mineralization identified to date.

Field Update

Work is ongoing in the Main Zone at a reduced rate during the ongoing rainy season in Mexico, which is expected to last until Mid-September.  4 drill rigs are currently drilling in both the Main Zone porphyry and North Lobe porphyry systems.

About Tyler

Tyler Resources is a junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property, which hosts a large mineralized porphyry-skarn copper (Au, Ag, Mo, Zn) complex. The Company is now in the advanced stage of a 35,000 meter combined diamond and reverse circulation drilling program scheduled to be completed during 2006, making it one of the most active Canadian junior exploration companies operating in Mexico.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program is being carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo, Vice President and Director, Dustin Rainey, B.Sc Geology, Grant Couture, B.Sc., M.Sc Geology, Paul Turnbull, B.Sc, P.Geol and Cornell McDowell, B.Sc Geology, consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras

President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.

BAHUERACHI PROJECT, MEXICO

Sketch Geology, Sections and Drill Hole Locations NR # 06-18-North Skarn

Expanded Claim block (Bahuerachi 5)
NORTH SKARN ZONE
RC 39/40
RC 38
RC 37
DDH-BAH 87
DDH-BAH 84
DDH-BAH 82
DDH-BAH 74
DDH-BAH 80
DDH-BAH 89
DDH-BAH 92
NORTH
North Porphyry
Colome Skarn Trend
RC 44
RC 45
RC 46
RC 47
RC 48
DDH-BAH 85
DDH-BAH 86
DDH-BAH 90
DDH-BAH 88
DDH-BAH 91
Fault
DDH-BAH 79, 81
DDH-BAH 94
DDH-BAH 93
D-63
D-59
D-53/40
D-69
D-57
D-68
D 52/55
D-56
D-54
D 60
D 76
D 58/61
D 75
Los Alisos epithermal Au-Ag (Zn)
Cuesta Colorada Skarn/CRD Cu-Zn-Ag-Au
Rc 20-21
Rc22-23
Rc25-26
Rc29
Rc27-28
Rc41
Rc30 42
Rc43
Rc36
South/Goat Porphyry
D-70
D-66
Legend
(based on Sketch Geological Compilation Phase 1, July 2004)
Quartz-Feldspar porphyry (QFP) Complex Undifferentiated
Drill holes completed, assays reported (see previous releases)
Drill holes completed, assays outstanding
Drill holes in progress
Other targets/ mineralized areas
Scale
Expanded Claim block (Bahuerachi 4)
0
1,000 m
2,000 meters
2 Km

TYLER RESOURCES INC.
BAHUERACHI PROJECT - NORTH SKARN
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION 570N

DRILL HOLE 06BAH-84

Looking North

Refer to geological compilation sketch map and drill hole location Plan for section location, NR 06-18

785050 mE
785100 mE
785150 mE
785200 mE
785250 mE
1200 mN
1150 mN
1100 mN
1050 mN
1000 mN
950 mN
06BAH84
NW Fault
3.8 m @
1.26% Copper
2.2 g/t Ag
16.5 m @
0.5 g/t Ag
0.04 g/t Au
0.16 % Zn
0.004% Mo
LEGEND
(Section looking north)
Drill hole collar location, number and projected trace.
Geology
(simplified)
Pyroxene dominated skarn
Mixed Pyroxene - Garnet skarn
Mineralized skarn with 1-5% chalcopyrite and pyrite
Garnet dominated skarn
Limestone, locally Marblized and tectonized
Volcanic rock
Scale
0
50 m

TYLER RESOURCES INC.
BAHUERACHI PROJECT - NORTH SKARN
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION 425N
DRILL HOLES 06BAH-74, 06BAH-80, 06BAH-82
Looking North
Refer to geological compilation sketch map and drill hole location plan for section location, NR 06-18-North Skarn

784900m E
785000m E
785100m E
05BAH-80
(previously released)
05BAH-74
(previously released)
05BAH-82
1200 mN
1100 mN
1000 mN
6.9 meters @ 0.39% Cu 1.3 g/t Ag 0.003% Mo
8.0 meters @ 0.30% Cu
19.5 meters @ 0.57% Cu 1.2 g/t Ag
8.1 meters @ 0.34% Cu
1.5 meters @ 0.78% Cu 1.8 g/t Ag 0.26% Zn
5 meters @ 1.81% Cu 4.2 g/t Ag
14 meters @ 0.24% Cu 0.5 g/t Ag
4 meters @ 1.77% Zn 0.28% Cu 1.8 g/t Ag 0.002% Mo
LEGEND
(Section looking north)
Geology
(simplified)
Pyroxene dominated skarn
Mineralized skarn with 1-5% chalcopyrite and pyrite
Garnet dominated skarn
Limestone/marble, locally tectonized
Brecciated sediment - Volcanic rock
0
Scale
100 m

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

        NEWS FOR RELEASE: August 1, 2006

NEWS RELEASE 06-19

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web:  www.tylerresources.com

Tyler Announces further Main Zone drill results, including 35.06 meters grading 0.77% copper, 0.3 g/t gold and 0.36% zinc.  North Porphyry Lobe mineralization confirmed with drilling.

Tyler Resources Inc. is pleased to announce further drill intercepts from its ongoing drill program at the Main Zone, Bahuerachi project, Mexico.

Analytical data from 3 reverse circulation holes have been received from the ongoing Main Zone porphyry-skarn system drilling program as well as one reverse circulation and 5 core holes from the North Porphyry Lobe target. These drill holes confirm the extension north past section 9 NE for stockworked sediments, skarn and porphyry units from the Main Zone into the North Porphyry lobe.  All of the data from these drill holes will be incorporated into the initial independent resource model being developed for the drilling conducted to date in the Main Zone at Bahuerachi.

Results are presented in the following tables from areas of drilling, from south to north, and discussed below.  Available geological cross sections for the drill holes as reported are posted with the news release on our website at www.tylerresources.com.  Drill hole collar locations are shown on the attached drill plan map.

Significant intervals for Main Zone RC drilling.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
RC-41	16.77	51.83	35.06	0.77	0.3	1.1	0.36	trace	Porphyry-Skarn
including	38.11	51.83	13.72	1.36	0.7	1.9	0.91	trace	Skarn

RC-42	28.96	57.93	28.97	0.99	0.01	1.7	trace	0.01	Porphyry
including	48.78	54.88	6.1	3.55	0.01	2.3	-	0.007	Porphyry
and	77.74	89.94	12.2	0.65	0.08	10.4	0.39	0.005	Skarn
and	99.09	111.28	12.19	0.23	0.04	5.4	0.004	0.27	Skarn

RC-43	4.56	48.64	44.08	0.24	0.01	1.2	-	0.006	Porphyry, minor sediments

All holes are interpreted to be testing true widths of mineralization.

RC drill holes 41 and 42 confirmed and extended previously identified higher grade porphyry and skarn sections in the south of the Main Zone.   RC 43 was collared to test the western limit of the system in this area, and returned lower grades as anticipated.

North Porphyry Lobe Drilling

A fault separating the Main Zone Porphyry and North Porphyry lobe domains has been identified between section 8 NE (drilling results released July 6th, 2006, NR 06-17) and section 9 NE.  Field mapping and drilling has now demonstrated continuation of the main mineralized system outlined to the south in the Main Zone into the North Porphyry lobe.  The fault bounding the two domains is interpreted to drop the North Porphyry downwards from the Main Zone, and may have shifted the core of the system to the east relative to section 8 NE.  Follow up drilling in the North Lobe will target identified areas of stronger surface leaching with possible near surface oxide mineralization, as well as areas showing stronger zones of quartz stockworking currently being exposed through surface trenching.

Assay data for a total of 5 core holes have been received on two sections (9.5 NE and 10 NE), as presented below.  The data shows wide areas of low grade mineralization, with local high grade skarn similar to those occurring within the Main Zone to the South.

Significant intervals for North Porphyry Lobe drilling.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-79	85.5	122	27.2(1)	0.60	0.12	6.0	0.27	0.003	Skarn
including	85.5	94	8.5	1.36	0.33	13.8	0.76	0.002	Skarn

BAH-81	62.75	82.5	19.75	0.28	0.05	2.1	-	0.009	Stockworked sediments
and	130.3	155	22.5(2)	0.50	0.07	7.7	0.22	0.001	Skarn
and	170.75	286.65	71.55(3)	0.23	0.03	1.5	-	0.01	Skarn/stockworked sediments/porphyry
including	170.75	180	9.25	0.54	0.1	3.0	-	0.005	Skarn

BAH-85	116	126	10	0.25	0.03	7.1	0.25	-	Stockworked sediments
	256	287	31	0.28	0.02	6.7	0.30	0.001	Calc silicate skarn
	415.6	499.8	64.4(4)	0.35	0.02	3.5	-	0.007	Mixed porphyry/sediments
BAH-86	305	388	76.6(5)	0.19	0.02	4.5	0.16	-	Mineralized marble
including	305	314	9	0.47	0.04	11.0	0.52	0.003	Mineralized marble

BAH-88	105	183.7	73.2(6)	0.26	0.03	3.2	-	0.001	Mixed porphyry/sediments
And	246	395	110.85(7)	0.24	0.02	2.5	-	0.01	Mixed porphyry/sediments

(1)

Excludes 9.3 meters of unmineralized dykes

(2)

Excludes 2.2 meters of unmineralized dykes

(3)

Excludes 44.35 meters of unmineralized dykes

(4)

Excludes 19.8 meters of unmineralized dykes

(5)

Excludes 6.4 meters of unmineralized dykes.

(6)

Excludes 5.5 meters of unmineralized dykes and no core recovery

(7)

Excludes 38.15 meters of unmineralized dykes

Widths of mineralized zones are interpreted true widths.  Dykes can be exaggerated by 20-30 % due to drilling angles, as shown on sections.

Assay Results for RC 44, located on the western edge of the North Porphyry Lobe have been received.  Locally elevated background values of copper (0.1 to 0.42% Cu) have been identified, however the data suggests that the hole was outside of the mineralized envelope occurring within the North Porphyry.

Field Update.

Work is ongoing in the Main Zone at a reduced rate (drilling restricted to day shifts) during the ongoing rainy season in Mexico, which is expected to last until mid-September.  Drilling is ongoing with 4 rigs in both Main Zone porphyry and North lobe porphyry systems (Drill holes BAH-90, 91, 94 as well as RC-48).

Results currently outstanding include drill holes RC-45, 46 and 47, and core holes 92 (North Skarn) and 93.

Access to the high priority Colome drill target in the north of the Main Zone is being completed with drilling to commence at that site within the next 2 weeks. Colome is a zone of historical near surface and underground historical mining in high grade skarns and limestone-hosted sulphide bodies associated with the North Lobe porphyry.  Previous surface sampling at Colome has returned composite values of 18 meters grading 1.38% copper, 0.04 g/t gold and 6.5 g/t silver.

About Tyler

Tyler Resources is a junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property, which hosts a large mineralized porphyry-skarn copper (Au, Ag, Mo, Zn) complex. The Company is now in the advanced stage of a 35,000 meter combined diamond and reverse circulation drilling program scheduled to be completed during 2006, making it one of the most active Canadian junior exploration companies operating in Mexico.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program is being carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo, Vice President and Director, Dustin Rainey, B.Sc Geology, Grant Couture, B.Sc., M.Sc Geology, Paul Turnbull, B.Sc, P.Geol and Cornell McDowell, B.Sc Geology, consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras

President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.

BAHUERACHI PROJECT, MEXICO

Sketch Geology, Sections and Drill Hole Locations NR # 06-19-Main Zone

Expanded Claim block (Bahuerachi 5)
NORTH SKARN ZONE
RC 39/40
RC 38
RC 37
DDH-BAH 87
DDH-BAH 84
DDH-BAH 82
DDH-BAH 74
DDH-BAH 80
DDH-BAH 89
DDH-BAH 92
NORTH
North Porphyry
Colome Skarn Trend
RC 44
RC 45
RC 46
RC 47
RC 48
DDH-BAH 85
DDH-BAH 86
DDH-BAH 88
DDH-BAH 90
DDH-BAH 91
Fault
DDH-BAH 79, 81
DDH-BAH 94
DDH-BAH 93
D-63
D-59
D-53/40
D-69
D-57
D-68
D 52/55
D-56
D-54
D 60
D 76
D 58/61
D 75
Rc 20-21
Rc22-23
Rc25-26
Rc29
Rc27-28
Rc 41
Rc 30/42
Rc 43
Rc36
Rc31
Rc32-33
Rc34-35
D-61
D-73
D-72
D-71
D-70
D-66
Los Alisos epithermal Au-Ag (Zn)
Cuesta Colorada Skarn/CRD Cu-Zn-Ag-Au
South/Goat Porphyry
Legend
(based on Sketch Geological Compilation Phase 1, July 2004)
Quartz-Feldspar porphyry (QFP) Complex Undifferentiated
Drill holes completed, assays reported (see previous releases)
Drill holes completed, assays outstanding
Drill holes in progress
Other targets/ mineralized areas
Scale
0
1,000 m
2,000 meters
2 Km
Expanded Claim block (Bahuerachi 4)

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION 9.5 NE
DRILL HOLE 06BAH-79 and 06BAH-81, Looking North East

Refer to geological compilation sketch map and drill hole location Plan for section location, NR 06-19

1000 m elev
900 m elev
800 m elev
700 m elev
06BAH-81
06BAH-79
27.2 meters @
0.60% Cu
0.12 g/t Au
6.0 g/t Ag
0.003% Mo
0.27% Zn
Excluding 9.3 meters unmineralized dykes
19.75 meters @
0.28% Cu
0.05 g/t Au
2.1 g/t Ag
0.009% Mo
8.5 meters @
1.36% Cu
0.33 g/t Au
13.8 g/t Ag
0.002% Mo
0.76% Zn
22.5 meters @
0.5% Cu
0.07 g/t Au
7.7 g/t Ag
0.001% Mo
0.22% Zn
Excluding 2.2 meters unmineralized dykes
71.55 meters @
0.23% Cu
0.03 g/t Au
1.5 g/t Ag
0.01% Mo
Excluding 44.35 meters unmineralized dykes
LEGEND
(Section looking north east)
Drill hole collar location, number and projected trace.
Geology (simplified)
Post mineral dykes (R=rhyolite, A=andesite)
QFP - quartz feldspar biotite porphyry. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks.
Garnet dominated skarn
Fine to medium grained sedimentary rocks with variable calc-silicates, quartz, feldspar, anhydrite, epidote, and pyrite alteration
Marble with local fracture controlled sulfide veins and pods of skarn
Siliceous and calcareous bedded sedimentary rocks with 5-30% calc-silicates plus quartz, feldspar and anhydrite alteration
Fine grained clastic sedimentary rocks plus sheeted quartz veinlets, epidote-pyrite
0
Scale
100 m

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION 10 NE
DRILL HOLE 06BAH-79 and 06BAH-81, Looking North East

Refer to geological compilation sketch map and drill hole location Plan for section location, NR 06-19

06BAH-86
06BAH-85
06BAH-88
06BAH-91
(currently underway)
1000 m elev
900 m elev
800 m elev
600 m elev
500 m elev
10 meters @
0.25% Cu
0.03 g/t Au
7.1 g/t Ag
0.25% Zn
73.2 meters @
0.26% Cu
0.03 g/t Au
3.2 g/t Ag
0.001% Mo
Excludes 5.5 meters unmineralized dykes
31 meters @
0.28% Cu
0.02 g/t Au
6.7 g/t Ag
0.001% Mo
0.30% Zn
110.85 meters @
0.24% Cu
0.02 g/t Au
2.5 g/t Ag
0.01% Mo
Excludes 38.15 meters unmineralized dykes
9 meters @
0.47% Cu
0.04 g/t Au
11 g/t Ag
0.52% Zn
0.003% Mo
76.6 meters @
0.19% Cu
0.02 g/t Au
4.5 g/t Ag
0.16% Zn
Excludes 6.4 meters unmineralized dykes
64.4 meters @
0.35% Cu
0.02 g/t Au
3.5 g/t Ag
0.007% Mo
Excludes 19.8 meters unmineralized dykes
LEGEND
(Section looking north east)
Drill hole collar location, number and projected trace
Geology
(simplified)
0
Scale
100 m
Marble with local fracture controlled sulfide veins and pods of skarn
Siliceous and calcareous bedded sedimentary rocks with 5-30% calc-silicates plus quartz, feldspar and anhydrite alteration
Fine grained clastic sedimentary rocks plus sheeted quartz veinlets, epidote-pyrite
Post mineral dykes (R=rhyolite, A=andesite)
QFP - quartz feldspar biotite porphyry. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks.
Garnet dominated skarn
Fine to medium grained sedimentary rocks with variable calc-silicates, quartz, feldspar, anhydrite, epidote, and pyrite alteration